Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
among
FAIRFAX FINANCIAL HOLDINGS LIMITED,
FAIRFAX INVESTMENTS III USA CORP.
and
FIRST MERCURY FINANCIAL CORPORATION
dated as of October 28, 2010

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

     AGREEMENT AND PLAN OF MERGER, dated as of October 28, 2010 (this “Agreement”), among Fairfax Financial Holdings Limited, a Canadian corporation (“Parent”), Fairfax Investments III USA Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and First Mercury Financial Corporation, a Delaware corporation (the “Company”).
     WHEREAS, the Board of Directors of the Company (the “Company Board”) (i) has approved and adopted this Agreement and deems it advisable and in the best interests of the stockholders of the Company that the parties consummate the transactions contemplated hereby (the “Transactions”), upon the terms and subject to the conditions set forth herein; and (ii) has resolved to recommend the adoption of this Agreement by the stockholders of the Company at the Company Stockholders’ Meeting;
     WHEREAS, the Board of Directors of each of Parent and Merger Sub has approved and adopted this Agreement and deems it advisable and, in the case of Merger Sub, in the best interests of its stockholders, that the parties consummate the Transactions, upon the terms and subject to the conditions set forth herein;
     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”); and
     WHEREAS, Parent, Merger Sub and certain stockholders of the Company (the “Stockholders”) have entered into Voting Agreements, dated as of the date hereof (the “Voting Agreements”), providing that each of the Stockholders will vote his shares of Company Common Stock in favor of the Merger;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
DEFINITIONS
     SECTION 1.01 Definitions.(a) For purposes of this Agreement:
     “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
     “Agency Subsidiary” means a Company Subsidiary that carries on business as an insurance producer, including as an agent, broker, producer, managing general agent or general agent.
     “beneficial owner”, with respect to any shares of Company Common Stock, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

     “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of New York or Toronto, Canada.
     “Cash” means United States dollars.
     “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;
     “ERISA Affiliate” means, with respect to a person in question, any other person that is (i) a member of a controlled group with such person in question for purposes of Section 414(b) of the Code or (ii) under common control with such person in question for purposes of Section 414(c) of the Code.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Insurance Subsidiary” means a Company Subsidiary that carries on business as an insurer.
     “Investments” means all items that are or would be classified as investments on a consolidated balance sheet of the Company prepared in accordance with GAAP.
     “knowledge” means, when used in respect of any person, the actual knowledge of any executive officer of such person after reasonable inquiry.
     “Material Adverse Effect” means any event, circumstance, change, state of facts or effect that, alone or in combination, has had, or is reasonably likely to have, (i) a materially adverse effect to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except to the extent that any such material adverse effect results, alone or in combination, from:(A) changes in the economy in general or in financial, credit or securities markets (including changes in interest or exchange rates) in general, (B) changes generally affecting any of the industries in which the Company or the Company Subsidiaries operate, (C) changes in Law or applicable accounting regulations, or principles or interpretations (whether administrative or judicial) thereof, including accounting pronouncements by the SEC, the National Association of Insurance Commissioners or the Financial Accounting Standards Board, (D) any change in the Company’s stock price or trading volume or any failure, in and of itself, by the Company to meet internal or published revenue or earnings projections (but not any event, circumstance, change, state of facts or effect underlying such change or failure), (E) the announcement of the execution of this Agreement, including the identity of Parent, (F) any Actions relating to this Agreement, the Merger or the Transactions by or before any Governmental Authority, (G) acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening thereof, (H) earthquakes, hurricanes, floods or other natural disasters, (I) the volume, frequency, severity or handling of claims arising under insurance policies issued by the Insurance Subsidiaries, (J) any deficiency in the Company’s loss and loss adjustment expense reserves, and (K) any action taken by Parent or any of its affiliates or by the Company at the request of Parent or any of its affiliates; provided, however, that with respect to clauses (A), (B), (C), (G) and (H), solely to the extent that such changes do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies in the United States in the same industry; or (ii) would have a material adverse effect on the Company’s ability to perform its obligations under this Agreement; provided, further, that notwithstanding anything contained herein to the contrary, a decrease in Total Stockholders’ Equity of less than $50,000,000 shall not be deemed to be a Material Adverse Effect.
     “MGA Agreement” means any contract, agreement, arrangement or understanding with or in respect of a managing general agent or any other insurance producer with binding authority.
     “Non-Cash Investments” means Investments that are not Treasury Bills.
     “person” means an individual, corporation, partnership, limited partnership, limited liability company, sole proprietorship, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or government, political subdivision, agency or instrumentality of a government.
     “SAP” means statutory accounting principles prescribed or permitted by applicable states.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “subsidiary” or “subsidiaries” when used with respect to any party means any corporation, limited liability company, partnership, association, trust or other entity (i) the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which securities or other ownership interests representing fifty percent (50%) or more of the equity or fifty percent (50%) or more of the ordinary voting power (or, in the case of a partnership, fifty percent (50%) or more of the general partnership interests) are as of such date, owned by such party (either alone, directly, or indirectly through, or together with, one or more of its subsidiaries).
     “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

     “Total Stockholders’ Equity” means the consolidated total stockholders’ equity of the Company and the consolidated Company Subsidiaries as of September 30, 2010, which is $301,699,000.
     “TPA Agreement” means any contract, agreement, arrangement or understanding with or in respect of a third party administrator or other person that processes insurance claims.
     “Treasury Bills” means securities issued by the Government of the United States of America, having maturities of not more than one year from the date of acquisition, for which the full faith and credit of the Government of the United States of America is pledged to provide for the payment thereof.
     (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acquisition Agreement	SECTION 6.04(b)
Adverse Recommendation Change	SECTION 6.04(b)
Action	SECTION 3.09
Agreement	Preamble
Blue Sky Laws	SECTION 3.05(b)
Certificate of Merger	SECTION 2.02
Certificate	SECTION 2.06(a)
Closing	SECTION 2.02
Code	SECTION 3.10(a)
Company	Preamble
Company Board	Recitals
Company Common Stock	SECTION 2.06(a)
Company Incentive Plans	SECTION 2.07
Company Preferred Stock	SECTION 3.03(a)
Company Restricted Stock	SECTION 2.08
Company Recommendation	SECTION 3.16
Company SEC Reports	SECTION 3.07(a)
Company Stock Award	SECTION 3.03(a)
Company Stock Options	SECTION 2.07
Company Subsidiary	SECTION 3.01(a)
Confidentiality Agreement	SECTION 6.03(b)
Contingent Worker	SECTION 3.11(a)
DGCL	Recitals
Disclosure Letter	Article III
Dissenting Shares	SECTION 2.09
Effective Time	SECTION 2.02
Enforceability Exceptions	SECTION 3.04
ERISA	SECTION 3.10(a)
Exchange Fund	SECTION 2.10
Expenses	SECTION 8.03
Form A Approvals	SECTION 6/08
GAAP	SECTION 3.07(b)

Defined Term	Location of Definition
Governmental Authority	SECTION 3.05(b)
Indemnified Liabilities	SECTION 6.06(a)
Indemnified Parties	SECTION 6.06(a)
IRS	SECTION 3.10(a)
Law	SECTION 3.05(a)
Lease Documents	SECTION 3.12(b)
Liens	SECTION 3.12(a)
Material Contracts	SECTION 3.15(a)
Maximum Amount	SECTION 6.06(c)
Merger	Recitals
Merger Consideration	SECTION 2.06(a)
Merger Sub	Preamble
Multiemployer Plan	SECTION 3.10(b)
Multiple Employer Plan	SECTION 3.10(b)
Option Payment	SECTION 2.07
Outside Date	SECTION 8.01(b)
Parent	Preamble
Paying Agent	SECTION 2.10
Permits	SECTION 3.06
Permitted Liens	SECTION 3.12(a)
Plans	SECTION 3.10(a)
Proxy Statement	SECTION 6.02(a)
Restricted Stock Payment	SECTION 2.08
Stockholders	Recitals
Stockholder Approval	SECTION 3.16
Stockholders’ Meeting	SECTION 6.01(a)
Superior Proposal	SECTION 6.04 (e)(ii)
Surviving Corporation	SECTION 2.03
Takeover Proposal	SECTION 6.04(e)(i)
Termination Fee	SECTION 8.03(b)
Transactions	Recitals
Voting Agreements	Recitals
2009 Balance Sheet	SECTION 3.07(c)
ARTICLE II
THE MERGER
     SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time Merger Sub shall be merged with and into the Company.
     SECTION 2.02 Effective Time; Closing. As promptly as practicable, but in no event later than the third business day after the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”). Immediately prior to such filing of the Certificate of Merger, a closing (the “Closing”) shall be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.
     SECTION 2.03 Effect of the Merger. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
     SECTION 2.04 Certificate of Incorporation; By-laws.(a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is First Mercury Financial Corporation.”
     (b) At the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.
     (c) Notwithstanding anything in this Agreement to the contrary, the Certificate of Incorporation and the By-Laws of the Surviving Corporation will include the provisions required by Section 6.06 (a);
     SECTION 2.05 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
     SECTION 2.06 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

     (a) Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.06(b) or to remain outstanding pursuant to Section 2.06(c) and other than any Dissenting Shares and shares of Company Restricted Stock) shall be canceled and shall be converted automatically into the right to receive an amount in Cash equal to $16.50 per share of Company Common Stock (the “Merger Consideration”), payable, without interest, to the holder of such share of Company Common Stock, upon surrender, in the manner provided in Section 2.10, of the certificate that formerly evidenced such share of Company Common Stock or such share of Company Common Stock in non-certificated book-entry form (either case being referred to herein, to the extent applicable, as a “Certificate”);
     (b) Each share of Company Common Stock held in the treasury of the Company or owned immediately prior to the Effective Time by any Company Subsidiary shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;
     (c) Each share of Company Common Stock held of record or beneficially owned by Parent or any of its subsidiaries shall remain outstanding as a share of common stock, par value $0.01 per share, of the Surviving Corporation; and
     (d) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
     SECTION 2.07 Employee Stock Options. Effective as of the Effective Time, the Company shall take all necessary action to (i) terminate the Company’s Amended and Restated Omnibus Incentive Plan of 2006 and the Company’s 1998 Stock Compensation Plan, each as amended through the date of this Agreement (the “Company Incentive Plans”), and (ii) provide that each outstanding option to purchase shares of Company Common Stock granted under the Company Incentive Plans (each, a “Company Stock Option”) that is outstanding and unexercised, whether or not vested or exercisable, as of such date shall become fully vested and exercisable and (iii) cancel each outstanding and unexercised Company Stock Option. Each holder of a Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time and that has an exercise price per share of Company Common Stock that is less than the Merger Consideration shall be entitled to be paid by the Surviving Corporation, with respect to each share of Company Common Stock subject to the Company Stock Option, an amount in Cash equal to the excess, if any, of the Merger Consideration over the applicable per share exercise price of such Company Stock Option (the “Option Payment”). Parent shall provide the Surviving Corporation with Cash in an amount sufficient to pay the aggregate amount of the Option Payments as promptly as practicable after the Effective Time. The Surviving Corporation shall make each such Option Payment as promptly as practicable after the Effective Time. The Company shall take all necessary action to approve the cancellation and payment in respect of the Company Stock Options by virtue of the Merger to the extent necessary to exempt any such deemed dispositions and acquisitions under Rule 16b-3 of the Exchange Act.

     SECTION 2.08 Restricted Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any shares of Company Restricted Stock, each issued and outstanding share of Company Common Stock granted under the Company Incentive Plans that is subject to forfeiture prior to the Effective Time (“Company Restricted Stock”) shall be canceled and shall be converted automatically into the right to receive the Merger Consideration (the “Restricted Stock Payment”). Parent shall provide the Surviving Corporation with Cash in an amount sufficient to pay the aggregate amount of the Restricted Stock Payments as promptly as practicable after the Effective Time. The Surviving Corporation shall make each such Restricted Stock Payment as promptly as practicable after the Effective Time. The Company shall take all necessary action to approve the cancellation and payment in respect of the Restricted Stock by virtue of the Merger to the extent necessary to exempt any such deemed dispositions and acquisitions under Rule 16b-3 of the Exchange Act.
     SECTION 2.09 Dissenting Shares.(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.10, of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.
     (b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
     SECTION 2.10 Surrender of Shares; Stock Transfer Books.(a) Prior to the Effective Time, the Company shall designate a bank or trust company (reasonably acceptable to the Parent) to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.06(a). Prior to the Effective Time, Parent or Merger Sub shall enter into a paying agent agreement, in form and substance reasonably acceptable to the Company with such Paying Agent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for the benefit of the holders of the Company Common Stock, Cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid in accordance with this Agreement (such Cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent as directed by the Parent solely in Cash and Treasury Bills.
     (b) Promptly, but in any event within 5 days after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.06(a) a form of letter of transmittal (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment equal to the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Merger Sub that such taxes either have been paid or are not applicable.
     (c) Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of shares of Company Common Stock (including Company Restricted Stock) or Company Stock Options, as the case may be, such amount or amounts as it reasonably believes is the minimum it is required to deduct and withhold with respect to the making of such payment under the Code or any Law. To the extent that amounts are so deducted and withheld and properly paid to the relevant Government Authority, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock (including Company Restricted Stock) or Company Stock Options, as the case may be, in respect of which such deduction and withholding was made.
     (d) At any time following the one year anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them and the Surviving Corporation shall remain liable for payment of the Merger Consideration (subject to abandoned property, escheat and other similar laws). Notwithstanding the foregoing, neither the Surviving Corporation nor the

Paying Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Law.
     (e) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law.
     (f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the shares of Company Common Stock formerly represented by such Certificate to which the holders thereof are entitled pursuant to Section 2.06(a).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in (i) the Company’s SEC Reports (excluding any risk factor disclosures contained therein under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are non-specific, predictive or forward-looking in nature), and (ii) the items set forth in the letter (the “Disclosure Letter”) delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (with specific reference to the particular section or subsection of this Agreement to which the information set forth in the Disclosure Letter relates, it being acknowledged and agreed by Parent that any matter set forth in any section or subsection of the Disclosure Letter will be deemed to be disclosure for all purposes of this Agreement and all other sections and subsections of the Disclosure Letter to which its relevance is reasonably apparent, but will expressly not be deemed to constitute an admission by the Company or any Company Subsidiary, or otherwise to imply, that any such matter, alone or in combination, rises to the level of a Material Adverse Effect or is otherwise material for purposes of this Agreement or the Disclosure Letter):
     SECTION 3.01 Organization and Qualification; Company Subsidiaries.(a) Each of the Company and each subsidiary of the Company (each a “Company Subsidiary”) is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such corporate power or authority would not constitute a Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not constitute a Material Adverse Effect.
     (b) A true and complete list of all the Company Subsidiaries, together with the form of legal entity and the jurisdiction of incorporation or organization of each Company Subsidiary, and the percentage of the outstanding capital stock or other equity interest of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.01(b) of the Disclosure Letter. The Company has provided Parent with the names of the directors and officers of each Company Subsidiary. Except for the Company Subsidiaries and investment assets held by the Company or any Company Subsidiary, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.
     SECTION 3.02 Certificate of Incorporation and By-laws. The Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated By-laws of the Company as most recently filed by the Company with the SEC are true and correct copies and are in full force and effect. The Company is not in violation of any of the provisions of its Amended and Restated Certificate of Incorporation or its Amended and Restated By-laws, and none of the Company Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or its By-laws or equivalent organizational documents.
     SECTION 3.03 Capitalization.(a) The authorized capital stock of the Company consists of one hundred million (100,000,000) shares of Company Common Stock and ten million (10,000,000) shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the date of this Agreement, (i) 17,752,360 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable (which includes 277,995 shares of Company Restricted Stock that will vest in accordance with Section 2.08), (ii) no shares of Company Common Stock are held in the treasury of the Company, (iii) no shares of Company Common Stock are held by the Company Subsidiaries, and (iv) 1,072,705 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Stock Options and other purchase rights granted pursuant to the Company Incentive Plans (the “Company Stock Awards”). As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Since and including the date of this Agreement, the Company has not issued any Company Common Stock (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Awards issued prior to the date of this Agreement), Company Preferred Stock or Company Stock Awards. Except as set forth in this Section 3.03, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Section 3.03 of the Disclosure Letter sets forth the following information with respect to each Company Stock Award outstanding on the date of this Agreement: (i) the number of shares of Company Common Stock subject to such Company Stock Award; and (ii) the exercise or purchase price of such Company Stock Award. The Company has provided Parent with the name of the holder of each Company Stock Award. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 3.03, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Company Subsidiary, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.
     (b) (i) Each outstanding share of capital stock of each Company Subsidiary that is a corporation is duly authorized, validly issued, fully paid and nonassessable, and (ii) each outstanding equity interest of each Company Subsidiary that is a limited liability company has been validly issued and the owner thereof has been duly admitted as a member of such Company Subsidiary, and each such share or equity interest, as the case may be, is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.
     (c) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding.
     (d) Neither the Company nor any Company Subsidiary is a party to an agreement (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of any shares of Company Common Stock, any shares of Company Preferred Stock or any other capital stock of, or other equity interests in, the Company or any Company Subsidiary.
     SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger (other than, with respect to the Merger, the Stockholder Approval, and the filing and recordation of appropriate merger documents as required by the DGCL). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger (other than, with respect to the Merger, the Stockholder Approval, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy (including all Laws related to fraudulent transfer), insolvency, reorganization or similar Law affecting creditors’ rights generally, by general equitable principles and by the discretion of any Governmental Authority before which any proceeding seeking enforcement may be brought (the “Enforceability Exceptions”). The Company Board has unanimously approved this Agreement and the Merger and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger. No other state takeover statute is applicable to the Merger.
     SECTION 3.05 No Conflict; Required Filings and Consents.(a) The execution and delivery of this Agreement by the Company do not, the performance of this Agreement by the Company will not, and the consummation of the Merger by the Company will not, (i) conflict with or violate the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-laws of the Company or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained, that all filings and other actions described in Section 3.05(b) have been made or taken and the Stockholder Approval has been obtained, conflict with or violate any United States or non-United States national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or subject, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or a Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or subject, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.
     (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States or non-United States national, state, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements of the Exchange Act or, if any, state securities or “blue sky” laws (“Blue Sky Laws”), (ii) the pre-merger notification requirements of the HSR Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, (iv) the consents, filings, approvals or notifications listed in Section 3.05(b) of the Disclosure Letter and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not constitute a Material Adverse Effect.
     SECTION 3.06 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”). No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the

Company or any Company Subsidiary is bound or subject, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except, in either case, for any such conflicts, defaults, breaches or violations that would not constitute a Material Adverse Effect. Section 3.06(a) of the Disclosure Letter lists all grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority maintained by each Insurance Subsidiary in connection with its business as an insurer. Section 3.06(b) of the Disclosure Letter lists all grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority maintained by each Agency Subsidiary in connection with its business as an insurance producer, including as an agent, broker, producer, managing general agent or general agent.
     SECTION 3.07 SEC Filings; Financial Statements.(a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2009, including (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, (iii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since December 31, 2009 and (iv) all other forms, reports and other registration statements filed by the Company with the SEC since December 31, 2009 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. To the knowledge of the Company, as of the date hereof, the Company is not the subject of an ongoing review by the SEC, an outstanding SEC comment or outstanding SEC investigation.
     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance, in all material respects, with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which are not, in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole).
     (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2009, including the notes thereto (the “2009 Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations, incurred (i) since December 31, 2009, which would not constitute a Material Adverse Effect or (ii) in connection with the Transactions and as contemplated by this Agreement.
     (d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Company Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities; and such disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding financial disclosures. The Company has designed and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Management of the Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
     SECTION 3.08 Absence of Certain Changes or Events. Since December 31, 2009, except as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Material Adverse Effect, and (c) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.
     SECTION 3.09 Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or investigation (“Action”) pending against or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority; provided, however, that solely for the purpose of this Section 3.09 the term Action does not include litigation, suits, claims, actions, proceedings or investigations that seek money damages of less that $250,000 (or in the case of claims made in the ordinary course of business with respect to insurance policies issued by the Insurance Subsidiaries, that have case reserves of less than $250,000) and do not seek to restrain, enjoin or otherwise limit the Company or any Company Subsidiary’s ability to conduct its business. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would constitute a Material Adverse Effect.
     SECTION 3.10 Employee Benefit Plans.(a) Section 3.10(a) of the Disclosure Letter lists (i) each material employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, change in control, “golden parachute”, severance or other contracts or agreements, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer or director of, or consultant to, the Company or any Company Subsidiary, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any material contracts, arrangements or understandings between the Company or any Company Subsidiary and any current or former employee, officer or director of, or consultant to, the Company or any Company Subsidiary including any contracts, arrangements or understandings relating in any way to a sale of the Company or any Company Subsidiary (collectively, the “Plans”). The Company has made available to Parent a true and complete copy of each Plan and a true and complete copy of each material document, if any, prepared in connection with each such Plan, including a copy of (if applicable) (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service (“IRS”) Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan, if any. Each Plan is in writing, or if not in writing, a material description of such Plan is set forth on Section 3.10(a) of the Disclosure Letter. Except as set forth in Section 3.10(a) of the Disclosure Letter, neither the Company nor any Company Subsidiary has any express or implied commitment, (A) to create or incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any contract or agreement to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).
     (b) None of the Company, the Company Subsidiaries or an ERISA Affiliate (including any entity that during the past six years was a subsidiary of the Company or any Company Subsidiary) has now or at any time in the past six years, contributed to, sponsored or maintained a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Company Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). Except as set forth on Section 3.10(b) of the Disclosure Letter, none of the Plans (i) provides for the payment of separation, severance, change in control, “golden parachute”, termination or similar-type benefits to any person or (ii) obligates the Company or any Company Subsidiary to pay separation, severance, change in control, “golden parachute”, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement. Except as set forth in Section 3.10(b) of the Disclosure Letter, none of the Plans provides for or promises retiree medical, disability, life insurance or similar benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (other than as required by Section 4980B of the Code). Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.
     (c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code and has always been administered, operated and managed in all material respects in accordance with its governing documents. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) or any fiduciaries thereof.
     (d) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS or can rely on a favorable opinion letter issue to a prototype plan sponsor covering all of the provisions applicable to the Plan for which determination letters or opinion letters are currently available. Each such Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS or can rely on a favorable opinion letter issued to a prototype plan sponsor that it is so exempt, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination letter or opinion letters or letters from the IRS to materially adversely affect the qualified status of any such Plan or the exempt status of any such trust or that would reasonably be expected to result in a revocation of the trust’s exemption from federal income taxation.
     (e) No material liability under Title IV or Section 302 of ERISA has been incurred by the Company, any Company Subsidiary or any ERISA Affiliate that has not been satisfied in full, nor do any circumstances exist that would reasonably be expected to result in any material liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA or (iii) Sections 412 or 4971 of Code, in each case, that would reasonably be expected to be a liability of the Surviving Corporation following the Closing.
     (f) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.
     (g) Except as set forth in Section 3.10(g) of the Disclosure Letter, neither the execution of this Agreement or the consummation of the Transactions will, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to severance pay, or any other payment or benefit, (ii) result in the payment to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary of any money or property, (iii) accelerate the time of payment, vesting or funding (through a grantor trust or otherwise) or increase the amount of compensation due any such employee, officer, director or independent contractor or (iv) cause any amounts payable under the Plans to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.
     (h) Except as provided on Schedule 3.10(h) of the Disclosure Letter, (i) all Plans subject to Section 409A of the Code that provide for contributions, accruals or vesting of accruals after December 31, 2004 have been timely amended to comply in all material respects with the requirements of the final regulations under Section 409A, and the Company and the Company Subsidiaries have complied in all material respects in practice and operation with all applicable requirements of Section 409A, (ii) the Company has not elected to or is not required to defer payment of amounts from a foreign entity which shall be subject to the provisions of Section 457A of the Code and (iii) the Company does not have any obligation to gross-up, indemnify or otherwise reimburse any person for any income, excise or other tax incurred by such person pursuant to any applicable federal, state, local or non-United States Law related to the collection and payment of taxes.
     (i) Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any employee for any income, excise or other tax incurred by such employee pursuant to any applicable federal, state, local or non-US. Law related to the collection and payment of taxes.
     SECTION 3.11 Labor and Employment Matters.(a) Neither the Company nor any Company Subsidiary is, has ever been, a party to any collective bargaining, trade union or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, and, to the knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to employees of the Company or any Company Subsidiary. Except as set forth on Section 3.11(a) of the Disclosure Letter, (i) there are no strikes, slowdowns or work stoppages pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees, and neither the Company nor any Company Subsidiary has experienced any such strike, slowdown or work stoppage within the past five years; (ii) there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Company Subsidiary; (iii) the Company and each Company Subsidiary are currently in compliance with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes; (iv) there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Knowledge of the Company, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company

Subsidiary has employed or currently employs any person; and (v) the Company has not misclassified any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages as an employee of the Company or the Company Subsidiaries (each a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Plan and the Company does not employ or engage any volunteer workers or any other unpaid workers.
     (b) Company has furnished to Parent a complete and correct list of the name, place of employment, the current annual salary rates, bonuses, deferred or contingent compensation, pension, accrued vacation, “golden parachute” and other like benefits paid or payable (in Cash or otherwise) in 2010, the date of employment and a description of position and job function of each current salaried employee, officer, director, consultant or agent of the Company and each Company Subsidiary whose annual compensation in 2010 is expected to exceed $150,000.
     SECTION 3.12 Real Property; Title to Assets.(a) Section 3.12(a) of the Disclosure Letter lists each parcel of real property currently owned by the Company or any Company Subsidiary. Each parcel of real property currently owned by the Company or any Company Subsidiary (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer or similar right (collectively, “Liens”), other than (A) Liens for current Taxes and assessments not yet past due (or which are being contested in good faith) for which adequate reserves have been established in accordance with GAAP, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Company Subsidiary consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that would not materially impair the continued use and utility of such property encumbered thereby (collectively, “Permitted Liens”), and (ii) is neither subject to any governmental decree or order to be sold nor being condemned or expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.
     (b) Section 3.12(b) of the Disclosure Letter lists each parcel of real property currently leased or subleased by the Company or any Company Subsidiary, with the name of the lessor and the date of the lease, sublease, assignment of the lease, and each amendment to any of the foregoing (collectively, the “Lease Documents”). All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a material default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such lease or sublease.
     (c) There are no contractual or legal restrictions that preclude or restrict in any material respect the ability to use any real property owned or leased by the Company or any Company Subsidiary for the purposes for which it is currently being used.

     (d) Each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens (other than Permitted Liens).
     SECTION 3.13 Taxes. The Company and the Company Subsidiaries have filed all United States federal and state income and all material United States federal and state non-income, local and non-United States Tax returns and reports required to be filed by them and have paid or discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. The Company and the Company Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither the Company nor any Company Subsidiaries have constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under section 355 or 361 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement. Neither the Company nor any Company Subsidiaries have participated or engaged in any “reportable transaction” within the meaning of Treasury Regulations section 1.6011-4 (or any corresponding or similar provision of Applicable Law). Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax with respect to any Tax period that remains open to assessment. The accruals and reserves for Taxes reflected in the 2009 Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no material Tax liens upon any property or assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any of the Company Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code for any open Tax year by reason of a voluntary change in accounting method initiated by the Company or any of the Company Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change would constitute a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has entered into a material transaction with respect to any open Tax year which is being accounted for under the installment method of Section 453 of the Code. Neither the Company nor any Company Subsidiary is liable for Taxes of any other person (other than members of the affiliated group that includes the Company and the Company Subsidiaries), or is currently under any contractual obligation to indemnify any person with respect to Taxes (except for customary agreements with lenders, security holders, customers, vendors, lessors or the like). Neither the Company nor any Company Subsidiary has distributed the stock of another entity or had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code. The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no outstanding rulings or requests for rulings with the IRS or any other United States or non-United States taxing authority or agency with respect to Taxes of the Company or any Company Subsidiary. Neither the Company nor any of the Company Subsidiaries has any material intercompany items (as defined in Treas. Reg. 1.1502-13(b)(2) or any corresponding or similar provision of state, local or non-United States Tax Law) or material deferred intercompany gain or loss arising under the provisions of the applicable consolidated return regulations (or any corresponding or similar provision of state, local or non-United States Tax Law) in effect for transactions occurring in taxable years beginning before July 12, 1995 that are attributable to a transfer or other disposition of stock of a Company Subsidiary, and none of the shares of stock of any Company Subsidiary has an excess loss account within the meaning Treas. Reg. 1.1502-19(a)(2) (or any corresponding or similar provision of state, local or non-United States Tax Law).
     SECTION 3.14 No Rights Agreement. The Company has not adopted any stockholders’ rights plan.
     SECTION 3.15 Material Contracts.(a) Section 3.15(a) of the Disclosure Letter lists the following types of contracts and agreements to which the Company or any Company Subsidiary is a party (such contracts and agreements as are required to be set forth in Section 3.15(a) of the Disclosure Letter being the “Material Contracts”): (i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Company Subsidiaries; (ii) all contracts and agreements evidencing indebtedness for borrowed money; (iii) all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements under which the Company or a Company Subsidiary has any material obligation; (iv) all contracts and agreements relating to issuances of securities of the Company or any Company Subsidiary (other than the Company Stock Awards); (v) all contracts to which the Company or any Company Subsidiary is a party that contain exclusivity or “most favored nation” provisions that restrict the activities of the Company or a Company Subsidiary in any material respect; (vi) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party; (vii) all contracts and agreements that limit, or purport to limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time; (viii) all reinsurance contracts listed in Section 3.15(a)(viii) of the Disclosure Letter; (ix) all of the contracts listed in Section 3.15(a)(ix) of the Disclosure Letter; and (x) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and the Company Subsidiaries, taken as a whole, or the conduct of their respective businesses, or the absence of which would constitute a Material Adverse Effect. Except as expressly described in the preceding sentence, Material Contracts shall not include (A) insurance policies issued by any Company Subsidiary in the ordinary course of business, (B) reinsurance contracts (whether assumed or ceded) entered into by a Company Subsidiary in the ordinary course of business and (C) contracts between the Company or any Company Subsidiary, on one hand, and any agent, broker or producer, on the other hand, entered into in the ordinary course of business.
     (b) Except as would not constitute a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, (ii) none of the Company or any Company Subsidiary has received any claim of default under or cancellation of any Material Contract and none of the Company or any Company Subsidiary is in breach or violation of, or default under, any Material Contract; (iii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iv) neither the execution of this Agreement nor the consummation of the Transactions shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Contract.
     SECTION 3.16 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (a) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement and declared its advisability, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Stockholders’ Meeting (collectively, the “Company Recommendation”). The only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement is the adoption of this Agreement at the Stockholders’ Meeting by holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws (the “Stockholder Approval”).
     SECTION 3.17 Fairness Opinion. The Company Board has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of October 27, 2010, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received in the Merger by the holders of the Company Common Stock is fair, from a financial point of view, to such stockholders (other than Parent and its subsidiaries).
     SECTION 3.18 Brokers. No broker, finder or investment banker (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company. The Company has concurrently with the execution hereof furnished to Parent a complete and correct copy of all agreements between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to which such firm would be entitled to any payment relating to the Merger.
     SECTION 3.19 Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Company Subsidiaries (taking into account the cost and availability of such insurance).
     SECTION 3.20 Information Supplied. The Proxy Statement will not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to such portions of the

Proxy Statement that relate expressly to Parent, Merger Sub or any of their affiliates or to statements made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.
     SECTION 3.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of the Company, the Company Subsidiaries or any other person on behalf of the Company or the Company Subsidiaries makes any other express or implied representation or warranty with respect to the Company, any of the Company Subsidiaries or any information provided to Parent or Merger Sub with respect to the Company or any of the Company Subsidiaries.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:
     SECTION 4.01 Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions (including the Merger) or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. All the issued and outstanding shares of capital stock of Merger Sub are beneficially owned by Parent.
     SECTION 4.02 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

     SECTION 4.03 No Conflict; Required Filings and Consents.(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, and the consummation of the Transactions by Parent and Merger Sub will not, (i) conflict with or violate the Articles or Certificate of Incorporation or By-laws or other organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or subject, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or subject, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.
     (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Exchange Act and, if any, Blue Sky Laws, (ii) the pre-merger notification requirements of the HSR Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, (iv) the insurance regulatory filings and approvals listed in Section 3.05(b) of the Disclosure Letter and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.
     SECTION 4.04 Legal Proceedings. Except insofar as do not, and as would not reasonably be expected to, individually in the aggregate, prevent or materially delay the consummation of the Transactions, (i) there are no pending or, to the knowledge of Parent, threatened Actions against Parent or any of its subsidiaries before any Governmental Authority and (ii) none of Parent, its subsidiaries or any their property or assets is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
     SECTION 4.05 Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, is the beneficial owner of any shares of Company Common Stock.
     SECTION 4.06 Financing. Parent has and, at the Effective Time, will have sufficient funds to permit Merger Sub to consummate the Merger.

     SECTION 4.07 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.
     SECTION 4.08 Information Supplied. The information supplied by or on behalf of Parent, Merger Sub or any of their affiliates for inclusion or incorporation by reference in the Proxy Statement will not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which there were made, not misleading.
     SECTION 4.09 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or any of their Affiliates or any other person on behalf of Parent, Merger Sub or any of their Affiliates makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their Affiliates or any information provided to the Company or any of the Company Subsidiaries with respect to Parent, Merger Sub or any of their Affiliates.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 5.01 Conduct of Business by the Company Pending the Merger. Except as required by Law or contemplated by this Agreement and Section 5.01 of the Disclosure Letter, the Company agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), the businesses of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall (i) use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, and (i) use its commercially reasonable efforts, subject to Section 5.01(f), to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries. By way of amplification and not limitation, except as expressly contemplated by this Agreement and Section 5.01 of the Disclosure Letter, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed):
     (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;
     (b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary (other than issuance of shares of Company Common Stock upon the exercise of Company Stock Awards entered into prior to the date of this Agreement) or (ii) any assets of the Company or any Company Subsidiary, other than assets of de minimis value, except in the ordinary course of business and in a manner consistent with past practice;
     (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other Company Subsidiary;
     (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;
     (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, except in the ordinary course of business and consistent with past practice, any material amount of assets; (ii) incur indebtedness for borrowed money in excess of $1,000,000 in the aggregate or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, debt for borrowed money of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $250,000 or capital expenditures which are, in the aggregate, in excess of $500,000 for the Company and the Company Subsidiaries taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.01(e);
     (f) (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers, employees or independent contractors, except for increases (A) in accordance with the terms of any Plan in effect as of the date hereof or (B) in the ordinary course of business and consistent with past practice in salaries, wages, bonuses, incentives or benefits of employees of the Company or any Company Subsidiary who are not directors or executive officers of the Company, or (ii) grant any retention, severance or termination pay to, or enter into any employment bonus, change in control or severance agreement with, any current or former director, officer or other employee of the Company or of any Company Subsidiary, or (iii) establish, adopt, enter into, terminate or amend any collective bargaining plan, Plan or any plan, agreement, policy or program, trust or other arrangement that would be a Plan if it were in existence as of the date of this Agreement for the benefit of any current or former director, officer or employee or grant any equity based awards;
     (g) except as required by GAAP or SAP, materially change its accounting policies or procedures;
     (h) make or change any material Tax election, Tax return or method of Tax accounting, settle or compromise any material Tax liability, consent to any material claim or assessment relating to Taxes, or waive any statute of limitations in respect of a material amount of Taxes or agree to any extension of time with respect to an assessment or deficiency for a material amount of Taxes (other than pursuant to extensions of time to file Tax returns obtained in the ordinary course of business consistent with past practice);
     (i) enter into, amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of any material rights of the Company or any Company Subsidiary thereunder, in each case other than in the ordinary course of business and consistent with past practice;
     (j) commence or settle any material Action (including the Actions listed in Section 5.01(j) of the Disclosure Letter);
     (k) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;
     (l) enter into, renew, amend or modify any MGA Agreement or TPA Agreement;
     (m) enter into any contract, agreement, arrangement or understanding that materially restrains or limits the ability of the Company or any Company Subsidiary to conduct any part of its business;
     (n) enter into, renew, modify or consent to the termination of any reinsurance contract to which the Company or a Company subsidiary is a party or amend, waive, modify or consent to the termination of any material rights of the Company or any Company Subsidiary thereunder; or
     (o) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.01 Stockholders’ Meeting.(a) Subject to Section 6.04, the Company, acting through the Company Board, shall, in accordance with applicable law and the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following execution of this Agreement for the purpose of obtaining Stockholder Approval (the “Stockholders’ Meeting”). At the Stockholders’ Meeting, Parent and Merger Sub shall cause all shares of Company Common Stock then owned by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Merger.
     (b) Subject to Section 6.04, the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement.
     SECTION 6.02 Proxy Statement.(a) As promptly as practicable, and in any event within ten (10) business days following the execution of this Agreement, the Company shall file a preliminary proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (such proxy statement together with, as the context dictates, any ancillary documents to be sent to such stockholders, each as amended or supplemented, being referred to herein as the “Proxy Statement”) with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to holders of shares of Company Common Stock, and shall give Parent and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Company Common Stock entitled to vote at the Stockholders’ Meeting at the earliest practicable time. If at any time prior to the Stockholders Meeting there shall occur any event (including discovery of any fact, circumstance or event by any party hereto) that should be set forth in an amendment or supplement to the Proxy Statement, the party which discovers such information shall promptly notify the other parties hereto and the Company shall promptly prepare and mail to its stockholders an amendment or supplement, in each case to the extent required by applicable Law. Parent shall, and shall cause its Affiliates to, cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto, including supplying information for inclusion or incorporation by reference in the Proxy Statement or filing information required by the Exchange Act requested by the SEC in a timely manner.
     (b) Subject to Section 6.04, the Proxy Statement shall (i) include the Company Recommendation (except to the extent that the Company Board withdraws or modifies its approval, determination of advisability or recommendation in accordance with Section 6.04) and (ii) unless such opinion is withdrawn or rescinded, include the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received in the Merger by the holders of the Company Common Stock is fair, from a financial point of view, to such stockholders (other than Parent and its subsidiaries). Except to the extent permitted by Section 6.04, the Company shall not make an Adverse Recommendation Change.
     SECTION 6.03 Access to Information; Confidentiality.(a) From the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and agents of Parent and Merger Sub reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and each Company Subsidiary, and shall furnish Parent and Merger Sub with such financial, operating and other data and information as Parent or Merger Sub, through its officers, employees or agents, may reasonably request.

     (b) All information obtained by Parent or Merger Sub pursuant to this Section 6.03 shall be kept confidential in accordance with the letter agreement, dated August 9, 2010 (the “Confidentiality Agreement”), between Parent and the Company.
     (c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
     SECTION 6.04 No Solicitation of Transactions.(a) The Company shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal and shall seek to have returned to the Company (or destroyed) any confidential information that has been provided in any such discussions or negotiations. From the date hereof, the Company shall not, nor shall it permit any Company Subsidiary to, nor shall it authorize or permit any of its officers, directors or employees, investment bankers, financial advisors, attorneys, accountants or other representatives retained by it or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, notwithstanding anything contained herein to the contrary, that if, following the receipt of a Takeover Proposal that is or is reasonably expected to lead to a Superior Proposal that in either case was unsolicited and made after the date hereof in circumstances not otherwise involving a breach of this Section 6.04, the Company Board determines in good faith, after consultation with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties under Applicable Law, the Company may, in response to such Takeover Proposal and subject to compliance with Section 6.04(c), (A) request information from the party making such Takeover Proposal for the purpose of the Company Board informing itself about the Takeover Proposal that has been made and the party that made it, (B) furnish information with respect to the Company to the party making such Takeover Proposal pursuant to a customary confidentiality agreement, provided, that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such nonpublic information delivered to such person (not previously provided or made available to Parent) promptly after its delivery to the requesting party, and (C) participate in negotiations with such party regarding such Takeover Proposal. It is agreed that any violation of the restrictions set forth in the preceding sentence by any executive officer, director or investment banker, attorney or other advisor or representative of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 6.04(a) by the Company.
     (b) Except as permitted in this Section 6.04(b), neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (ii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal (each of clauses (i) and (ii) being an “Adverse Recommendation Change”) or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal (other than a customary confidentiality agreement referred to in clause (B) of the proviso to Section 6.04(a)). Notwithstanding the foregoing, in the event that the Company Board determines in good faith, in response to a Takeover Proposal (that was not solicited in breach of Section 6.04(a)) that constitutes a Superior Proposal, which was made after the date hereof in circumstances not otherwise involving a breach of this Agreement, after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company Board may (subject to compliance with this sentence and to compliance with Sections 6.04(a) and 6.04(c)) (x) make an Adverse Recommendation Change, (y) cause the Company to enter into an Acquisition Agreement, or (z) postpone or adjourn the Stockholder Meeting; provided, however, that any actions described in clause (x), (y) or (z) may be taken only at a time that is after the second business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Company Board of what actions described in clause (x), (y) or (z) the Company Board has determined to take, and provided further, that the action described in clause (y) may be taken only upon compliance by the Company with Section 8.01 (d)(ii) and Section 8.03. In addition, and notwithstanding anything in this Agreement to the contrary, the Company Board may also make an Adverse Recommendation Change as contemplated by clause (i) of the definition of “Adverse Recommendation Change” , if it determines in good faith, after consulting with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties under applicable Law, provided that the Company has given Parent two business days’ prior written notice of its intention to take such action, specifying in reasonable detail the reasons for such action.
     (c) In addition to the obligations of the Company set forth in Section 6.04(a) and 6.04(b), the Company shall promptly advise Parent orally and in writing of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or Takeover Proposal and shall keep Parent promptly informed of all developments that could lead to the Company Board making an Adverse Recommendation Change or exercising any of its other rights under Section 6.04(a) or (b).
     (d) Nothing contained in this Section 6.04 or Section 6.10 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders; provided, however, that neither the Company nor the Company Board nor any committee thereof shall, except as in accordance with Section 6.04(b), make an Adverse Recommendation Change and further provided that in no event shall any “stop”, “look” and listen” or similar communication of the type contemplated by Rule 14d-1(f) under the Exchange Act be deemed to deemed to be an Adverse Recommendation Change or violate Section 6.04.
     (e) For purposes of this Agreement:
     (i) “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent or any of its affiliates or representatives) relating to any direct or indirect acquisition or purchase (pursuant to a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of 10% or more of the consolidated assets (including equity interests in subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or 10% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company, other than the Transactions.
     (ii) “Superior Proposal” means a bona fide written Takeover Proposal that was not solicited in violation of Section 6.04(a) from any person for a direct or indirect acquisition or purchase (pursuant to a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of 50% or more of the consolidated assets (including equity interests in subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or 50% or more of the issued and outstanding Company Common Stock, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the issued and outstanding Company Common Stock, (other than the Transactions) which, considering all relevant factors (including whether financing for such Takeover Proposal is fully committed or reasonably likely to be obtained and whether such Takeover Proposal is reasonably likely to be consummated) the Company Board determines in its good faith judgment (after receiving the advice of the Company’s financial advisor and outside counsel), is more favorable to the Company and its stockholders than the Merger.
     SECTION 6.05 Employee Benefits Matters. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and the Company Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former officers, employees or directors of the Company or any Company Subsidiary, including without limitation, payment of incentive bonuses thereunder for the calendar year ending December 31, 2010. In addition, Parent shall grant employees of the Company or any Company Subsidiary credit for all periods of employment with the Company and any Company Subsidiary for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not be recognized to the extent that such recognition would result in the duplication of benefits.
     SECTION 6.06 Directors’ and Officers’ Indemnification and Insurance.(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless, to the fullest extent permitted by Law, each person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (the “Indemnified Parties”) against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments, including any amounts that are paid in settlement with the approval of the Surviving Corporation (which approval shall not be unreasonably withheld or delayed) of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the

Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby. The Surviving Corporation will pay all expenses of each Indemnified Party in advance of the final disposition of any such Action to the fullest extent permitted by Law to advance such expenses upon receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. Without limiting the foregoing, in the event any Action is brought against any Indemnified Party (whether arising before or after the Effective Time) or an Indemnified Party is required to be a witness in any Action: (i) the Indemnified Parties may retain counsel satisfactory to them and reasonably satisfactory to the Surviving Corporation; (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) the Surviving Corporation shall use its reasonable best efforts to assist in the vigorous defense of any such matter; provided, that the Surviving Corporation shall not be liable for any settlement of any Action effected without its written consent, which consent shall not be unreasonably withheld or delayed. Any Indemnified Party wishing to claim indemnification under this Section 6.06, upon learning of any such Action shall notify the Surviving Corporation (but the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which it may have under this Section 6.06 except to the extent such failure materially prejudices the Surviving Corporation), and shall deliver to the Surviving Corporation an undertaking of the kind described above. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel in each applicable jurisdiction if reasonably required) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.
     (b) For a period of six years from and after the Effective Time, the organizational documents of the Surviving Corporation shall contain the same provisions with respect to exculpation and indemnification contained in Article SIXTH of the Amended and Restated Certificate of Incorporation of the Company and Article VI of the By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from and after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by applicable Law, and then only to the minimum extent required by applicable Law.
     (c) The Company shall purchase, prior to the Effective Time, a six year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits, and from a carrier or carriers with comparable credit ratings, as the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time and covering the Transactions; provided, however, that in no event shall the Company pay more than 250% of the current annual premium payable by the Company for such insurance (the “Maximum Amount”); provided, further, that if the Company is unable to obtain the insurance required by this Section 6.06(c) for an amount less than or equal to the Maximum Amount, it shall obtain as much comparable insurance as possible for the Maximum Amount.

     (d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.06.
     (e) Nothing in this Agreement is intended to or shall be construed to waive or impair the rights of any director or officer of the Company or any Company Subsidiary to make a claim under any directors’ and officers’ liability insurance that is or has been in existence with respect to the Company or any of the Company Subsidiaries prior to the Effective Time, it being understood and agreed that the indemnification provided for in this Section 6.06 is not prior to or in substitution for any such claims under such insurance.
     SECTION 6.07 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any material covenant or agreement to be complied with or satisfied by it hereunder, (c) any other development that would constitute a Material Adverse Effect, and (d) any notice or other communication from any Governmental Authority in connection with the Transactions or from any person alleging that the consent of such person is or may be required in connection with this Agreement or the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     SECTION 6.08 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly (and in any event within ten (10) business days of the date hereof) its respective filings, and thereafter make any other required submissions, under the HSR Act or other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Merger and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger, including, using its reasonable best efforts to promptly obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities (including the approval of the Delaware Insurance Department, the Illinois Department of Insurance, the Minnesota Department of Commerce and the Arkansas Insurance Department, (collectively, the “Form A Approvals”)) and parties to contracts with the Company and the Company Subsidiaries as are necessary for the consummation of the Merger and to fulfill the conditions to the Merger; provided that neither Merger Sub nor Parent will be required by this Section 6.08 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (B) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. Without limiting the foregoing, Parent shall use its reasonable best efforts to file or submit the Form A Approvals within ten (10) business days after the date hereof and to respond promptly to any request by any Governmental Authority for any additional information and documentary material in connection therewith. Parent shall give the Company and its counsel a reasonable opportunity to review and comment on the Form A Approvals, and all amendments or supplements thereto prior to their being filed or submitted. Each of Parent and the Company shall promptly forward to the other all notices, inquiries and other written communications received by it from any Governmental Authority relating to the Transactions. Each of Parent and the Company agrees to defend vigorously against any actions, suits or proceedings in which either party or its subsidiaries is named as defendant which seeks to enjoin, restrain or prohibit the Transactions. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action. Subject to Section 6.04 and the termination rights provided in Article VIII, none of the Company, Parent or Merger Sub shall until the Effective Time, directly or indirectly, take any action or fail to take any action that is intended to, or that would reasonably be likely to, materially delay or prevent the consummation of the Transactions.
     SECTION 6.09 Subsequent Financial Statements. The Company shall make available to Parent prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any report or document with the SEC after the date of this Agreement, it being understood that Parent shall have no liability by reason thereof.
     SECTION 6.10 Public Announcements. Parent, Merger Sub and the Company agree that, other than as contemplated by Section 6.04, no public release or announcement concerning this Agreement shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or non-United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the execution of this Agreement.
     SECTION 6.11 Confidentiality Agreement. Each of Parent and the Company hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the consummation of the Merger.
     SECTION 6.12 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act of Company Common Stock or Company Stock Award pursuant to this Agreement in connection with the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.
     SECTION 6.13 Takeover Statutes. If any takeover statute is or may become applicable to the Merger, the Company and the Company Board shall grant such approvals and take such reasonable actions as are within their power so as to eliminate or minimize the effects of such statue or regulation on the Transactions.
     SECTION 6.14 Resignations. The Company shall request letters of resignation, effective as of the Effective Time, from each of the members of the Company Board.
     SECTION 6.15 Investments.(a) The Company shall use commercially reasonable efforts to, beginning as promptly as reasonably practicable after the date hereof, sell on an orderly basis all Non-Cash Investments held by the Company and the Company Subsidiaries for proceeds consisting solely of Cash or Treasury Bills but the Company shall have no obligation to sell any Non-Cash Investment for an amount less than the book value of such Non-Cash Investment as of September 30, 2010.
     (b) If the proceeds to be realized from the sale pursuant to Section 6.15(a) of any Non-Cash Investment with a book value in excess of $1,000,000 as of September 30, 2010 would be less than the book value of such Non-Cash Investment as of September 30, 2010, the Company shall obtain Parent’s consent prior to effecting such sale.
     (c) After the date hereof, the Company shall not, without the prior written consent of Parent, acquire any Investments other than Treasury Bills.
     SECTION 6.16 Other Insurance. The Company shall purchase, prior to the Effective Time, one year prepaid “tail policies” on terms and conditions (in both amount and scope) providing substantially equivalent benefits, and from a carrier or carriers with comparable credit ratings, as the current policies of fiduciary liability insurance, insurance company professional liability insurance, agents and brokers professional liability insurance and employment practices liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, the Company shall not purchase, or be required to purchase, any such tail policy unless it obtains Parent’s consent with respect to the premium payable by the Company or a Company Subsidiary for each such insurance policy.
ARTICLE VII
CONDITIONS TO THE MERGER
     SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
     (a) Stockholder Approval. The Stockholder Approval shall have been obtained;
     (b) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;
     (c) Insurance Regulatory Approvals. All approvals or consents listed in Section 3.05(b) of the Disclosure Letter shall have been received; and

     (d) No Order. No Governmental Authority in the United States or Canada shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the acquisition of shares of Company Common Stock by Parent or Merger Sub or any affiliate of either of them illegal or otherwise, preventing or prohibiting consummation of the Merger.
     SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
     (a) Representations and Warranties.(i) The representations and warranties of the Company contained in Section 3.03(a) shall be true and correct except for de minimis errors, (ii) the representations and warranties of the Company contained in Section 3.04 (excluding the last sentence thereof) shall be true and correct in all respects, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) except as would not constitute a Material Adverse Effect, in the case of each of (i), (ii) and (iii), as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).
     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
     (c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by a duly authorized officer of the Company, certifying on behalf of the Company as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).
     (d) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.
     SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
     (a) Representations and Warranties.(i) The representations and warranties of Parent contained in Section 4.02 shall be true and correct in all respects, and (ii) all other representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality set forth therein) except as would not, individually or in the aggregate, be reasonably likely to constitute a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger, in the case of each of (i) and (ii), as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).
     (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

     (c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a duly authorized officer of Parent, certifying on behalf of Parent as to the satisfaction of the conditions specified in Sections 7.03(a) and (b).
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     SECTION 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party, notwithstanding any requisite approval and adoption of this Agreement and the Merger by the stockholders of the Company:
     (a) By mutual written consent of each of Parent and the Company; or
     (b) By either Parent or the Company if (i) the Effective Time shall not have occurred on or before June 30, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date, (ii) any Governmental Authority in the United States or Canada shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, provided, however, that the right to terminate under this Section 8.01(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date or (iii) the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting; or
     (c) By Parent (i) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied, such breach cannot be cured or has not been cured within 30 days of the receipt by the Company of notice thereof, and such breach has not been waived by Parent pursuant to the provisions hereof; (ii) if the Company Board or any committee thereof shall have made an Adverse Recommendation Change, or (iii) if the Company shall have failed to include in the Proxy Statement the Company Recommendation; or
     (d) By the Company (i) upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied, such breach cannot be cured or has not been cured within 30 days of the receipt by Parent of notice thereof, and such breach has not been waived by the Company pursuant to the provisions hereof; or (ii) if it concurrently enters into a definitive agreement providing for a Superior Proposal in accordance with Section 6.04, provided that prior thereto or simultaneously therewith the Company has paid the Termination Fee to Parent in accordance with Section 8.03.

     SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement (except for this Section 8.02, Section 8.03 and Article IX) shall forthwith become void, and there shall be no liability on the part of any party hereto, except (a) as set forth in Section 8.03 and (b) that nothing herein shall relieve any party from liability for any willful breach hereof prior to the date of such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.
     SECTION 8.03 Fees and Expenses.(a) Except as otherwise set forth in this Section 8.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated. “Expenses”, as used in this Agreement, shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other regulations and all other matters related to the closing of the Merger and the other actions contemplated by this Agreement.
     (b) The Company agrees that:
     (i) if Parent shall terminate this Agreement pursuant to Section 8.01(c)(ii), then the Company shall pay to Parent promptly (but in any event no later than two business days after such termination shall have occurred) a fee of $9,000,000 in immediately available funds (the “Termination Fee”); or
     (ii) if the Company shall terminate this Agreement pursuant to Section 8.01(d)(ii), then the Company shall pay to Parent the Termination Fee prior to or simultaneously with such termination; or
     (iii) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(i) or Parent shall terminate this Agreement pursuant to Section 8.01(c)(i), (B) prior to the time of such termination a Takeover Proposal shall have been publicly announced with respect to the Company, and (C) within 12 months after the date of such termination the Company enters into a definitive agreement with respect to (and subsequently consummates the contemplated transaction), or consummates, a transaction contemplated by a Takeover Proposal (provided that for purposes of this Section 8.03(b)(iii), all references to 10% in the definition of “Takeover Proposal” shall be replaced with references to 50%), then the Company shall pay to Parent the Termination Fee, less any Expenses of the Parent paid by the Company pursuant to Section 8.3(c), within two business days of the consummation of the transaction contemplated by such Takeover Proposal; or
     (iv) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(iii), (B) prior to the time of such failure to so adopt this Agreement a Takeover Proposal shall have been publicly announced with respect to the Company, and (C) within 12 months after the date of such termination the Company enters into a definitive agreement with respect to (and subsequently consummates the contemplated transaction), or consummates, a transaction contemplated by a Takeover Proposal; provided, that for purposes of this Section 8.03(b)(iii), all references to 10% in the definition of “Takeover Proposal” shall be replaced with references to 50%), then the Company shall pay to Parent the Termination Fee, less any Expenses of the Parent paid by the Company pursuant to Section 8.3(c), within two business days of the consummation of the transaction contemplated by such Takeover Proposal.
     (c) The Company agrees that if Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(iii) or Parent shall terminate this Agreement pursuant to Section 8.01(c)(i) (provided that in respect of Section 8.01(c)(i) neither Parent nor Merger Sub is in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement) then the Company shall, if no payment is made pursuant to Section 8.03(b), reimburse Parent for all of its reasonable Expenses, up to a maximum of $1,500,000 (not later than three business days after submission of statements therefore). Parent agrees that if the Company shall terminate this Agreement pursuant to Section 8.01(d)(i) (provided that the Company is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement) then Parent shall reimburse the Company for all of its Expenses, up to a maximum of $1,500,000 (not later than three business days after submission of statements therefore).
     (d) Notwithstanding anything to the contrary in this Agreement, if Parent receives a Termination Fee, such Termination Fee will constitute liquidated damages and be the sole and exclusive remedy of Parent and Merger Sub regardless of the circumstances of such termination.
     (e) The Company and Parent acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement.
     SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after the approval and adoption of this Agreement and the Merger by the stockholders of the Company, no amendment may be made that would require further approval of the stockholders of the Company under applicable Law without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     SECTION 8.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
ARTICLE IX
GENERAL PROVISIONS
     SECTION 9.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile or email to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.01):
     if to Parent or Merger Sub:
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, ON M5J 2N7
Canada
Facsimile No: 416-367-2201
Attention: Paul Rivett, Esq.
           Vice President and Chief Legal Officer
Email: p_rivett@fairfax.ca
with a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, ON M5L 1E8
Facsimile No: 416-360-2958
Attention: Adam M. Givertz, Esq.
Email: agivertz@shearman.com
     if to the Company:
First Mercury Financial Corporation
29110 Inkster Road, Suite 100
Southfield, MI 48034
Facsimile No: 248-353-5879
Attention: General Counsel
Email: mroskiewicz@firstmercury.com
     with a copy (which shall not constitute notice) to:
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606-5096
Facsimile No: 312 984 7700
Attention: Scott M. Williams, Esq.
Email: swilliams@mwe.com
     SECTION 9.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto agree that the court making such determination will have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision and this Agreement will be enforceable as so modified so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
     SECTION 9.03 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.03(b) and Section 6.11, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that either of Parent and Merger Sub may (in its sole discretion) assign all or any of its rights and obligations hereunder to any wholly-owned subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
     SECTION 9.04 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (including any director, officer or employee of the Company or any Company Subsidiary) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
     SECTION 9.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof on a timely basis and that the parties, without the necessity of posting bond or other undertaking, shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and, in addition to any other rights, obligations and remedies otherwise available at law or in equity. A party’s right to terminate this Agreement pursuant to Section 8.01 shall not (unless the party has exercised such right to terminate) negate any right such party may have to specific performance under this Section 9.05.
     SECTION 9.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the

Transactions hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by law, the defense of any inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 9.01 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
     SECTION 9.07 Non-Survival of Representation, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the termination of this Agreement or after the Effective Time, as the case may be.
     SECTION 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE MERGER. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.08.
     SECTION 9.09 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (a) when a reference is made in this Agreement to an Article, Section, sub-Section or Schedule, such reference is to the corresponding Article, Section or sub-Section of, or Schedule to, this Agreement unless otherwise indicated; (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement; (c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; (d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) the term “executive officer” has the meaning given to such term in Rule 3b-7 under the Exchange Act; (f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; (g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (h) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws; (i) references to a person are also to its successors and permitted assigns; (j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and (k) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No summary of this Agreement prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement.
     SECTION 9.10 Counterparts. This Agreement may be executed and delivered (including by facsimile and other means of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[signature page follows]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

FAIRFAX FINANCIAL HOLDINGS LIMITED
By	/s/ John Varnell
	Name:	John Varnell
	Title:	Vice President and Chief Financial Officer

FAIRFAX INVESTMENTS III USA CORP.
By	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

FIRST MERCURY FINANCIAL CORPORATION
By	/s/ Richard H. Smith
	Name:	Richard H. Smith
	Title:	Chairman, President and Chief Executive Officer

[Merger Agreement Signature Page]